
GRASIM
ADITYA BIRLA GROUP


PROCESSING SECTION
RECEIVED
MAY 2 3 2005
152
WASH. D.C.

29th April, 2005

82-3322

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459


05008527

SUPPL

Dear Sir,

This is to inform you that in the meeting of Board of Directors of the Company held today, the Board has approved Company's participation in a Joint Venture Company (JV) to be established in Canada for the purpose of acquisition of a Paper Grade Pulp Mill, with a capacity of about 750 TPD. The JV will have Grasim, other Overseas Aditya Birla Group Companies and Tembec of Canada as the Joint Venture Partners. The Company proposes to acquire 45% of the equity of the JV to be set up as aforesaid, at an investment of Canadian Dollars (CAD) of 9 million (approx. Rs. 32 Crores). The investment in the JV is subject to required regulatory approvals and finalization of the transaction for which an agreement is being negotiated.

Thanking you

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

29th April, 2005

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459,
USA

By Air Mail

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held on 29th April, 2005 has approved the Audited Annual Accounts of the Company for the year ended 31st March, 2005. The financial results are as under: -

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company: **GRASIM INDUSTRIES LIMITED**
Regd. Office: Birlagram, Nagda 456 331

For the year ended 31st March, 2005

(Rs. in crores)

		Year ended 31.03.05 (Audited)	Year ended 31.03.04 (Audited)
1.	Total Turnover	7201.06	6129.95
2.	Operating Profit (PBIDT) : (before deducting any of the following)	1784.69	1504.20
	a) Interest	(138.76)	(153.88)
	b) Depreciation	(284.57)	(273.06)
	c) Profit before exceptional items	**1361.36**	**1077.26**

		Year ended 31.03.05 (Audited)	Year ended 31.03.04 (Audited)
	d) i) Surplus on pre-payment of sales tax loan	34.35	-
	ii) Provision for diminution in value of investment and loans	(92.00)	-
	e) Profit before tax	**1303.71**	**1,077.26**
	f) i) Provision for Current Tax	(451.00)	(291.00)
	ii) Deferred Tax	33.00	(7.00)
	g) Profit after tax	**885.71**	**779.26**
4.	a) Add: B/F from last year's Balance	790.20	955.41
	b) Less: Transferred to General Reserve	(700.00)	(850.00)
	c) Add: Debenture Redemption Reserve no longer required	6.86	42.04
	d) Investment Allowance Reserve no longer required	0.16	8.27
5.	Dividend:		
	Proposed @ Rs. 16 per share (Last year @ Rs. 14 per share)	(146.68)	(128.34)
	Corporate Tax on Dividend	(20.90)	(16.44)
6.	Balance carried forward	815.35	790.20
7.	Paid-up Equity Capital	91.67	91.67
8.	Reserves Excluding Revaluation Reserve	4231.96	3513.83
9.	Particulars of proposed right/convertible debenture issue	None	None

Please acknowledge receipt.

Thanking you,
Yours faithfully,
For Grasim Industries Limited

BK Malu

Ashok Malu
Company Secretary